January 19, 2010
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance, Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zix Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 4, 2009 File No. 001-17995
Dear Ms. Collins:
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8. Financial Statements and Supplementary Data
Note 6. Receivables, net
SEC Comment:
1.	We note your response to prior comment 6 where you indicate that because payment has not yet been received and services have not yet been provided, you believe that neither party has fulfilled the obligations of the contract and therefore, you treat these contracts as executory. Please tell us the specific accounting literature you relied upon in determining that netting the unpaid portion of deferred revenue against accounts receivable on your balance sheet is appropriate. In this regard, tell us specifically how you considered the guidance in paragraphs 26 and 36 of CON6 in concluding that a valid asset and liability does not exist. .
Company Response:
We rely on Statement of Financial Concepts No. 6 (“CON6”) to determine that netting the unpaid portion of deferred revenue against its corresponding accounts receivable on the balance sheet is appropriate.
Per paragraph 26 item (c) of CON6, “the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.” At the time of invoicing, our order transactions fail this requirement. A sales agreement, signed by both parties, initiates our order process. The signed sales agreement also triggers an invoice to the customer as well as an internal order to initiate the Email Encryption service for the period of the customer’s subscription. At this point, neither party has provided, nor received, the contracted benefit. It is not until customer payment and/or commencement of the service in the case of new orders or continuation of the service in the case of renewal orders, which marks the transaction that gives rise to our right to payment and/or the customer’s right to service. In applying CON6, paragraph 26, we determine that until payment and/or commencement of service, neither party has received any benefit and therefore, the transaction at that point is an unfilled order and therefore does not meet the characteristic of an asset as described in paragraph 26 item (c).

Similarly, the sales agreement transaction described above does not meet the characteristics of a liability as defined in CON6 paragraph 36 until payment and/or commencement of the service. Item (c) of paragraph 36 states, “the transaction or other event obligating the entity has already happened.” As indicated above, at the time of sales agreement execution, neither party has met their obligations. In other words, we have not yet delivered the service and the customer has not yet paid for and/or accepted the service.
Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A filed April 21, 2009)
Compensation Philosophy and Objective, page 20
SEC Comment:
2.	We note your discussion of the responsibilities of the Compensation Committee pursuant to its Charter and your proposed disclosure with respect to future filings provided in response to prior comment 7. However, it remains unclear how the board and Compensation Committee functioned in 2008. Please clarify whether the Compensation Committees submitted recommendations to the board regarding executive compensation for your named executive officers pursuant to the Charter or whether the Compensation Committee and/or the board functioned differently in fiscal year 2008. To the extent a recommendation was submitted, please clarify whether the recommendation was accepted or modified by the board.
Company Response:
In their regular reports to the full Board, the Compensation Committee submits to the full Board compensation items for consideration and approval related to our named executive officers. Such items included during 2008; variable stock option compensation, and variable executive incentive compensation. There was no base pay increases recommended during 2008. In both cases where the variable stock option compensation and variable executive incentive compensation was submitted, each were approved by the full Board as submitted by the Compensation Committee.

Our variable executive incentive compensation plan is based on pre-determined metrics that have been previously approved by the Board and the value of any compensation is formula driven. Such calculations are reviewed by the full Board for final approval.

Our Board is engaged in various executive compensation matters and from time-to-time such matters are an iterative process between the CEO, Compensation Committee and the full Board. Through this open dialogue, there have been some refinements to recommendations related to variable stock compensation that have been made by either the CEO or the Compensation Committee to the full Board. Also, it is not uncommon for the full Board to be directly involved in compensation decisions related to the hiring of a new executive officer. Such was the case in 2008 in connection with our hiring of a new Chief Financial Officer.
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     We hope that the foregoing addresses the Commission’s comments. Please contact our Chief Financial Officer, Susan K. Conner at (214) 370-2029, if you have any questions regarding the foregoing. Thank you.
Very truly yours,
Richard D. Spurr
President & CEO